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SECU 14047066 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equinox Group Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 HULFISH STREET, SUITE 510

(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP

(Name – *if individual, state last, first, middle name*)

555 17TH STREET, SUITE 1000 (Address) DENVER (City) CO (State) 80202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/14

OATH OR AFFIRMATION

I, MARK H. NASSI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUINOX GROUP DISTRIBUTORS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTI L HARRELSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20094006585
MY COMMISSION EXP. MARCH 11, 20

Notary Public

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange A

McGladrey

Assurance ■ Tax ■ Consulting

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only.

Pursuant to the terms of this form (detailed below).

X [signature] FINOP 1/7/12
Authorized Signature/Title Date

SIPC-3 2013

8-

8-039420 FINRA DEC 4/29/1988
EQUINOX GROUP DISTRIBUTORS LLC
47 HULFISH ST STE 510
PRINCETON, NJ 08542

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2013 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Contents

McGladrey

Independent Auditor's Report

To the Member of
Equinox Group Distributors, LLC
Denver, Colorado

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Equinox Group Distributors, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 18, 2014

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	587,525
Prepaid expenses and other assets		100,856
Computer equipment, at cost, less accumulated depreciation of $35,887		42,287
Related party receivable		78,669
Total assets	$	809,337
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	413,490
Accounts payable		78,261
Related party payable		5,003
Total liabilities		496,754
Commitments and Contingencies (Note 5)		
Member's Equity		312,583
Total liabilities and member's equity	$	809,337

See Notes to Statement of Financial Condition.

Note 1. Organization

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. Equinox Group Distributors, LLC (the Company) is a wholly owned subsidiary of Equinox Financial Group, LLC.

The Company conducts business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds, trusts and limited partnership interests in public and private commodity pools and investment partnerships for which Equinox Fund Management, LLC (EFM) and Equinox Institutional Asset Management, LP (EIAM), entities affiliated with the Company, through common ownership, serve as the registered investment adviser.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(1) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash: The Company maintains deposits with financial institutions in amounts that at times may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Computer equipment: Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the five year estimated useful lives of the assets.

Wholesaling fees revenue: The Company records wholesaling fees and related revenue and expenses on a monthly accrual basis. All wholesaling activities are performed for funds which are advised by EFM and EIAM.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing agreement: The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore the statement of financial condition does not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Equinox Financial Group's returns, on a consolidated basis.

Concentrations: All of the revenues generated by the Company are related to wholesaling activities performed for funds which EFM and EIAM serve as the registered investment adviser.

Recently issued accounting pronouncements: In July 2013, the SEC enacted new broker dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the SEC of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 18, 2014, noting none.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. At December 31, 2013, the Company had net capital of $90,771, which was $57,654 in excess of its required net capital of $33,117. The Company's ratio of aggregate indebtedness to net capital was 5.47 to 1.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

Note 4. Related Party Transactions and Arrangements

The member of the Company also owns a minority interest in The Bornhoft Group Corporation (TBG) which shares office space with the Company. This same member also holds a controlling interest in EFM and EIAM. As of December 31, 2013, the Company had an outstanding receivable due from EIAM and EFM of $15,497 and $63,172, respectively, and an outstanding payable due to EFM of $5,003. There were no other receivables or payables with related parties. All wholesaling fee revenue generated by the Company results from the wholesaling activities performed for funds advised by EFM and EIAM. The Company also accounts for certain expenses under an expense sharing agreement with EFM, whereby EFM provides accounting and information technology services to the Company at a shared cost.

Note 5. Commitments and Contingencies

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

The Company shares leased office space in Princeton, New Jersey with a related party. The lease is a non-cancelable operating lease and expires in 2018. The Company has entered into an expense sharing agreement with the related party for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 16.95% of the monthly rental payments to be made in accordance with the lease terms. The Company's obligation for future minimum lease payments, under the above lease will be $44,039 per year through 2017 and $33,030 in 2018.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MCG-1613-KH